Exhibit 12

STRATUS TECHNOLOGIES, INC.

Ratio of Earnings to Fixed Charges

(Thousands of Dollars)

Description	Nine month ended 11/23/2003	Proforma Nine month ended 11/23/2003	Nine month ended 11/24/2002	Proforma Year ended 2/23/2003	Year ended 2/23/2003	Year ended 2/24/2002	Year ended 2/25/2001	Year ended 2/27/2000
Earnings as defined (a)
Income (loss) before income taxes, dividends on trust preferred securities, discontinued operations & extraordinary items	$1,918	$(2,599)	$(5,855)	$(10,788)	$(2,809)	$(44,038)	$(15,702)	$(8,354)
Fixed charges as defined	12,754	17,271	10,478	21,980	14,001	13,310	9,173	8,513

Earnings as defined	$14,672	$14,672	$4,623	$11,192	$11,192	$(30,728)	$(6,529)	$159

Fixed charges as defined (a)
Interest expense	$7,469	$14,112	$7,240	$18,021	$9,673	$9,712	$5,894	$5,436
Amortization of debt expense (b)	2,681	1,184	1,206	1,578	1,619	1,150	827	797
Amortized premiums (b)	629	—	246	—	328	—	—	—
Estimate of interest within rental expense	1,975	1,975	1,786	2,381	2,381	2,448	2,452	2,280

Fixed charges as defined	$12,754	$17,271	$10,478	$21,980	$14,001	$13,310	$9,173	$8,513

Insufficient earnings to cover fixed charges	—	$2,599	$5,855	$10,788	$2,809	$44,038	$15,702	$8,354

Ratio of earnings to fixed charges	1.15

Notes:

(a)	Earnings and fixed charges as defined in instructions to Item 503(d) of Regulation S-K.
(b)	The twelve-month and nine-month period ended November 23, 2003 includes the write off of the remaining balance related to the Former Credit Facility.